GREAT BASIN GOLD LTD.

CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2005

(Expressed in Canadian Dollars, unless otherwise stated)

The interim financial information for the
three month and nine month comparative periods ended September 30, 2004 has not been reviewed by the Company's auditor

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30	December 31
	2005	2004
		(restated –
	(unaudited)	note 8)

Assets

Current assets
Cash and equivalents	$16,977,543	$17,199,548
Amounts receivable (note 7)	354,192	242,498
Investments (note 5(c))	300,000	271,000
Prepaid expenses	92,086	126,175
	17,723,821	17,839,221

Equipment (note 4)	6,633	–
Reclamation deposits (note 5(a))	62,553	64,668
Mineral property interests (note 5)	98,630,000	98,630,000

	$116,423,007	$116,533,889

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$358,961	$752,166

Future income taxes (note 8)	19,720,000	24,596,000

Shareholders' equity
Share capital (note 6)	159,719,515	143,341,453
Warrants (note 6(d))	–	11,360,000
Contributed surplus (note 6(f))	4,613,788	4,531,055
Deficit	(67,989,257)	(68,046,785)
	96,344,046	91,185,723
Nature of operations (note 1)
Commitments (note 5)
Contingencies (note 5(a))
	$116,423,007	$116,533,889

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

GREAT BASIN GOLD LTD.
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
		(restated –		(restated –
		note 8)		note 8)

Expenses
Conference and travel	$99,279	$27,387	$152,506	$174,731
Exploration (schedule)	1,271,006	2,305,873	2,931,307	6,372,697
Financial advisory and finders' fees	–	24,979	–	207,155
Foreign exchange	287,817	(2,377,805)	(3,232,151)	319,664
Interest and other	(115,289)	(277,107)	(350,306)	(583,635)
Legal, accounting and audit	140,596	68,922	346,367	216,008
Office and administration	406,801	274,847	988,701	664,478
Shareholder communications	57,521	37,047	236,896	186,831
Stock-based compensation - exploration (note 6(c))	2,142	564,530	(7,795)	749,409
Stock-based compensation - office and administration (note 6(c))	121,411	1,277,510	90,528	1,692,612
Trust and filing	6,132	14,807	78,269	223,998
Loss before the following	2,277,416	1,940,990	1,234,322	10,223,948
Future income tax recovery	(296,000)	(465,000)	(1,530,000)	(1,393,867)
Loss on sale of investments	–	–	193,150	–
Write-down (recovery) of investments	(93,000)	–	45,000	–

Earnings (loss) for the period	$(1,888,416)	$(1,475,990)	$57,528	$(8,830,081)

Basic and diluted earnings (loss) per share	$(0.02)	$(0.02)	$0.00	$(0.10)

Weighted average number of common shares outstanding	92,113,379	86,264,379	91,770,888	84,937,647

See accompanying notes to consolidated financial statements.

Consolidated Statements of Deficit
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
		(restated –		(restated –
		note 8)		note 8)
Deficit, beginning of period, as previously reported	$65,099,841	$61,037,006	$62,447,785	$55,881,048
Adjustment for future income taxes and related foreign exchange (note 8)	1,001,000	2,198,133	5,599,000	–
Deficit, as restated	66,100,841	63,235,139	68,046,785	55,881,048
Loss (earnings) for the period	1,888,416	1,475,990	(57,528)	8,830,081

Deficit, end of the period	$67,989,257	$64,711,129	$67,989,257	$64,711,129

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
		(restated –		(restated –
		note 8)		note 8)

Cash provided by (used for)

Operating activities
Loss for the period	$(1,888,416)	$(1,475,990)	$57,528	$(8,830,081)
Items not involving cash
Amortization included in exploration expenses	535	–	689	–
Future income tax recovery	(296,000)	(465,000)	(1,530,000)	(1,393,867)
Loss on disposal of investments	–	–	193,150	–
Non-cash stock-based compensation expense	123,553	1,842,040	82,733	2,442,021
Unrealized foreign exchange gain	20,115	(2,394,000)	(3,343,885)	733,000
Warrants received for property option agreement (note 5(c))	–	–	(345,000)	–
Write-down (recovery) of investments	(93,000)	–	45,000	–
Changes in non-cash operating working capital
Amounts receivable	(87,222)	108,040	(71,765)	374,191
Prepaid expenses	(67,268)	(165,215)	34,089	(97,243)
Accounts payable and accrued liabilities	(306,359)	(83,340)	(345,239)	564,073
	(2,594,062)	(2,633,465)	(5,222,700)	(6,207,906)

Investing activities
Proceeds on sale of investments	–	–	77,850	–
Purchase of equipment	(612)	–	(7,322)	–
	(612)	–	70,528	–

Financing activities
Common shares issued for cash, net of issue costs	–	–	5,018,062	4,605,310
Advances from (to) related parties (note 7)	67,445	–	(87,895)	–
	67,445	–	4,930,167	4,605,310

Decrease in cash and equivalents	(2,527,229)	(2,633,465)	(222,005)	(1,602,596)
Cash and equivalents, beginning of period	19,504,772	22,226,014	17,199,548	21,195,145

Cash and equivalents, end of period	$16,977,543	$19,592,549	$16,977,543	$19,592,549

Supplementary information
Taxes paid	$–	$–	$–	$–
Interest paid	$–	$–	$–	$–
Interest received	$115,289	$94,319	$350,306	$308,203

Non-cash financing and investing activities:
Shares issued for property option agreement (note 5(b))	$–	$32,780,000	$–	$32,780,000
Warrants issued for property option agreement (note 5(b))	$–	$11,360,000	$–	$11,360,000

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	Burnstone	Ivanhoe	Other	Total

Exploration expenses, nine months ended September 30, 2005
Assays and analysis	$87,282	$3,705	$38,727	$129,714
Amortization	–	–	689	689
Drilling	472,917	–	298,007	770,924
Engineering	818,178	39,833	20,755	878,766
Environmental, socio-economic and land	264,749	41,841	795	307,385
Equipment rental	–	–	13,085	13,085
Geological	407,300	48,281	231,302	686,883
Graphics	10,640	16,029	7,876	34,545
Property fees and exploration option payments	132,038	65,177	4,258	201,473
Site activities	160,081	23,846	44,535	228,462
Transportation	11,531	4,267	8,583	24,381
Proceeds on option agreements	–	–	(345,000)	(345,000)
	2,364,716	242,979	323,612	2,931,307
Stock-based compensation (note 6(c))	(5,626)	(578)	(1,591)	(7,795)
Incurred during 2005	2,359,090	242,401	322,021	2,923,512
Cumulative expenditures, December 31, 2004	18,519,661	22,908,651	(173,446)	41,254,866
Cumulative expenditures, September 30, 2005	$20,878,751	$23,151,052	$148,575	$44,178,378

Cumulative exploration expenditures, consist of :
Cumulative cash expenditures	$19,407,451	$22,964,735	$138,940	$42,511,126
Cumulative stock-based compensation - exploration	1,471,300	186,317	9,635	1,667,252
	$20,878,751	$23,151,052	$148,575	$44,178,378

Exploration expenses, nine months ended September 30, 2004
Assays and analysis	$137,779	$15,686	$3,640	$157,105
Drilling	3,447,091	133,946	–	3,581,037
Engineering	582,638	64,390	–	647,028
Environmental, socio-economic and land	86,955	29,196	1,140	117,291
Geological	960,982	76,198	26,360	1,063,540
Graphics	41,576	4,094	2,927	48,597
Property fees and exploration option payments	47,182	196,343	54,457	297,982
Site activities	176,102	54,854	12,450	243,406
Transportation	169,499	41,240	5,972	216,711
	5,649,804	615,947	106,946	6,372,697
Stock-based compensation (note 6(c))	664,399	72,433	12,577	749,409
Incurred during 2004	6,314,203	688,380	119,523	7,122,106
Cumulative expenditures, December 31, 2003	10,738,956	22,098,348	(27,900)	32,809,404
Cumulative expenditures, September 30, 2004	$17,053,159	$22,786,728	$91,623	$39,931,510

Cumulative exploration expenditures, consist of :
Cumulative cash expenditures	$15,583,610	$22,598,657	$78,853	$38,261,120
Cumulative stock-based compensation - exploration	1,469,549	188,071	12,770	1,670,390
	$17,053,159	$22,786,728	$91,623	$39,931,510

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

1.	Nature of operations

Great Basin Gold Ltd. ("Great Basin" or the "Company") is incorporated under the laws of the Province of British Columbia and its principal business activity is the exploration of mineral property interests. The Company’s principal mineral property interests are the Ivanhoe Property located in Nevada, United States of America (“USA”), and the Burnstone Gold Property located in the Republic of South Africa (“South Africa”) (note 5).

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

2.	Basis of presentation and principles of consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

3.	Significant accounting policies

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(b)	Short-term investments

Short-term investments include highly liquid investments with terms to maturity of three to twelve months when purchased. Short-term investments are carried at the lower of cost plus accrued interest and quoted fair market value.

(c)	Reclamation deposits

Reclamation deposits are recorded at cost.

(d)	Investments

Investments capable of reasonably prompt liquidation are carried at the lower of cost and quoted fair market value. Investments where the Company has the ability to exercise significant influence are accounted for on the equity basis where the investment is initially recorded at cost and subsequently adjusted for the Company’s share of the income or loss and capital transactions of the investee, less provision, if any, for permanent impairment in value.

(e)	Equipment

Equipment is stated at cost less accumulated amortization. Amortization is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the related equipment. Amortization on equipment used directly on exploration projects is included in exploration expenses until the related property is placed into production.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

(f)	Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred.

Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or written down to fair value when an impairment in value has been determined to have occurred.

(g)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached.

(h)	Foreign currency translation

All of the Company’s foreign operations are considered integrated with those of the Company’s domestic operations and use the Canadian dollar as their functional currency.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(i)	Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company's case, diluted loss per share is the same as basic loss per share as the effect of the outstanding options and warrants would be anti-dilutive.

(j)	Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, prepaid expenses, reclamation deposits, and accounts payable and accrued liabilities approximate fair values due to their short term nature.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

Fair value estimates are made at the date of issuance, and at the balance sheet date, based on relevant market information and information about the financial instruments.

(k)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of mineral property interests, determination of reclamation obligations and assumptions used in determining the fair value of non-cash stock-based compensation and warrants. Actual results could differ from these estimates.

(l)	Segment disclosures

The Company operates in a single segment, being exploration of mineral properties within the geographic areas disclosed in note 9. Other than exploration expenses and mineral property acquisition costs, which are disclosed in the schedule of exploration expenses and in note 5 respectively, substantially all of the Company’s net expenses are incurred in Canada.

(m)	Stock-based compensation

The Company has a share option plan which is described in note 6(c). The Company records all stock-based payments granted on or after January 1, 2003 using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(n)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The carrying value of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(o)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

(p)	Variable interest entities

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the consolidated financial statements as the Company does not have any VIE’s.

(q)	Comparative figures

Certain of the prior periods’ comparative figures have been restated to conform with the presentation adopted for the current period.

4.	Equipment

	September 30, 2005			December 31, 2004
		Accumulated	Net book		Accumulated	Net book
Equipment	Cost	amortization	value	Cost	amortization	value

Computer	$133,388	$128,369	$5,019	$127,795	$127,795	$–
Field	351,360	349,746	1,614	349,631	349,631	–
Office	300,678	300,678	–	300,678	300,678	–
	$785,426	$778,793	$6,633	$778,104	$778,104	$–

5.	Mineral property interests

	September 30	December 31
Mineral Property Acquisition Costs, net	2005	2004

Ivanhoe Property (note 5(a))	$3,945,348	$3,945,348
Burnstone Gold Property (note 5(b))	94,684,650	94,684,650
Casino Property (note 5(c))	1	1
Kirkland Lake Property (note 5(d))	1	1

	$98,630,000	$98,630,000

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

(a)	Ivanhoe Property

Elko County, Nevada, United States of America

	September 30	December 31
	2005	2004
Balance, beginning and end of the period	$3,945,348	$3,945,348

From 1997 to 1999, the Company acquired a 100% working interest in the Ivanhoe Property on the Carlin Trend in Nevada from Newmont Exploration Limited ("Newmont") for consideration totaling US$5 million, 2.75 million common shares of the Company, and warrants to purchase 250,000 additional shares of the Company at $2.00 per share.

As part of the acquisition agreement, Newmont agreed to manage and complete an approved mine closure plan for the 1.1 square mile area of former mining operations already funded by Newmont in the amount of US$4.5 million. The agreement provided that overruns beyond the US$4.5 million would be funded 25% by Newmont and 75% by the Company up to a total overrun of US$1.5 million, and thereafter 75% by Newmont and 25% by the Company. The Company paid US$77,725 over the period 2000 to 2004 as its share of the overruns and anticipates paying a further US$40,000 to December 31, 2005.

During 1998, the Company entered into an agreement for a group of claims that form part of the Ivanhoe Property. This agreement, with a term of up to four 20-year terms, provides for annual advance royalty payments of US$50,000 per year until 2017 and thereafter increases to US$55,000 per year from 2018 to 2037. The claims are subject to net smelter return royalties ranging from 2% to 5%.

In August 2002, the Company entered into Earn In and Joint Operating Agreements (the “Earn In Agreement”) with Hecla Ventures Corp. ("Hecla"), an affiliate of Hecla Mining Company. These agreements provide that Hecla will vest in a 50% working interest in the Hollister Development Block (“HDB”), which is a portion of the Ivanhoe Property, subject to a purchase royalty in favor of Great Basin, provided that Hecla funds a US$21.8 million two-stage advanced exploration and development program, or otherwise achieves commercial production from the HDB, and issues 4 million Hecla Mining Company share purchase warrants (the "Hecla Warrants") to Great Basin. In 2002, 2 million share purchase warrants exercisable at US$3.73 per share were issued by Hecla to the Company. Using an option pricing model, the fair value of the issued Hecla Warrants on the agreement date was included in Mineral Property Interests and was estimated to be $1,933,000.

One million Hecla Warrants are required to be issued to the Company upon Hecla proceeding to Stage 2 activities, and the remaining 1 million Hecla Warrants will be issuable upon the completion of Stage 2 and completion of the earn-in.

During 2003, the 2 million Hecla Warrants which were issued in 2002 were exercised into shares which were subsequently sold by the Company. The net proceeds of $6,312,426 received resulted in a gain of $4,379,426, which was reflected in the results of operations during 2003.

Concurrent with the issuance of the Hecla Warrants, the Company issued 2 million share purchase warrants (the "Great Basin Warrants") to Hecla. In 2002, 1 million share purchase warrants exercisable at Cdn$1.55 per share expiring on August 2, 2004 were issued by the Company to Hecla (note 6(d)). The fair value of the issued Great Basin Warrants on the agreement date was estimated to be $295,000 and was included in the cost of the Ivanhoe Property. Of the Great Basin Warrants issued, 250,000 warrants were exercised in January 2004 and the balance expired unexercised. The remaining 1 million Great Basin Warrants are required to be issued in two tranches of 500,000 warrants per tranche concurrent with the issuance of the Hecla Warrants.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

Since 2002, Hecla has conducted engineering and permitting work in furtherance of an underground development program and obtained the necessary permits to complete the Stage 1 underground development, drilling, and pre-feasibility work. The program budget for Stage 1 was agreed in the Earn In Agreement to cost US$10.3 million, with work to be completed in the approximately 12 month period after the required work permits were issued. Such permits were issued in May 2004. Hecla commenced physical work on the site in October 2004. To vest its 50% working interest, Hecla must, upon completion of Stage 1, elect to proceed to Stage 2 within 60 days. Following such an election, the Stage 2 program of US$11.5 million is required to be completed by August 2, 2006 and consists of underground production development and procurement of production equipment and surface facilities, with an overall goal to develop the Hollister Development Block to the point of commercial production. Under the Earn In Agreement, Hecla is the operator of the Stage 1 and Stage 2 work programs, and would continue as the operator under production.

The Earn In Agreement expires in August 2006. Hecla interprets the requirements of the Earn In Agreement, insofar as its right to control the earn in programs and budgets are concerned, differently than does the Company. The Company is of the position that Hecla has invalidly purported to amend the Earn In Agreement in a way that would combine, at least in part, the earn-in requirements of Stages 1 and 2. If accepted by the Company, such changes could result in an extended option period for Hecla to complete Stage 1 and corresponding uncertainty in regards to Hecla’s minimum commitment under the Earn In Agreement as well as for the requirements, timing of and costs to complete Stage 2.

In April 2005, Hecla filed for a declaratory judgment in connection with the Earn In Agreement. Hecla is seeking the Nevada court's declaration in regards to four matters, namely (a) a declaration that the 2004-2005 program and budget proposed by Hecla are effective notwithstanding the Company’s objections, (b) that the agreed program and budget attached to the Earn In Agreement has been superseded, (c) that all of Hecla’s expenditures will count towards in its earn in requirements, and (d) that Hecla should be entitled to a six month extension of its earn in term, until February 2, 2007. The Company is opposing Hecla’s application but the outcome is not determinable at this time.

A sliding scale royalty on Hecla’s share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The royalty would become payable by Hecla once it has recovered 115% of its Stage 1 and 2 pre-production expenditures.

As at December 31, 2004 and September 30, 2005, the Company had posted US$53,800 ($62,553) in reclamation deposits with the Bureau of Land Management ("BLM") in respect of exploration drilling on certain areas of the Ivanhoe Property. These deposits will be released by the BLM upon the conclusion of the exploration and related reclamation programs on these areas.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

(b)	Burnstone Gold Property

Republic of South Africa

	September 30	December 31
	2005	2004

Balance, beginning of the year	$94,684,650	$26,722,743

Tranche Two:
Issuance of 11 million common shares at $2.98	–	32,780,000
Issuance of 5.5 million share purchase warrants	–	11,360,000
Finder's fees	–	125,040
Future income tax provision	–	23,696,867

Balance, end of the period	$94,684,650	$94,684,650

On November 5, 2002, the Company entered into an option agreement (the "Option to Purchase Agreement") with Southgold Exploration (Proprietary) Limited (“Southgold”) and the then shareholders of Southgold (the “Legacy Southgold Shareholders”) to purchase on a staged basis, up to 100% of Southgold. Southgold is a private South African company that at the time held rights to acquire a 100% interest in the Burnstone Gold Property covering approximately 265 square kilometers of the Witwatersrand goldfield in the Republic of South Africa, subject to a statutory requirement that a percentage of its equity or of the property be owned by Historically Disadvantaged South Africans (“HDSA”). Under South African mineral legislation, Southgold must achieve an HDSA ownership target of 15% by April 2009 and 26% by April 2014.

Upon signing the Option to Purchase Agreement the Company paid US$1.25 million ($2,007,561) to the Legacy Southgold Shareholders and also agreed to conduct a US$1.5 million work program prior to April 30, 2003, which was completed. The Company exercised its option to purchase the shares of the Legacy Southgold Shareholders and completed the purchase of Southgold by making payments of cash and Great Basin common shares and share purchase warrants to the Legacy Southgold Shareholders in two staged tranches.

The Great Basin shares issued to the Legacy Southgold Shareholders pursuant to the two tranches are subject to a voting trust agreement, pursuant to which the holders have undertaken to vote with Great Basin management for a period of five years ending April 30, 2008 or until they dispose of such shares in accordance with the Option to Purchase Agreement, whichever occurs earlier. Additional Great Basin shares may become issuable by Great Basin to the Legacy Southgold Shareholders depending on certain outcomes with respect to the Bankable Feasibility Study (as defined in the Option to Purchase Agreement) on the Burnstone Project (as discussed below). The Legacy Southgold Shareholders are entitled to nominate two members to the Board of Directors of the Company, to which one was nominated and elected.

In accordance with the Option to Purchase Agreement the Company also undertook:

(a)

to pay to the Legacy Southgold Shareholders in cash an amount equal to the consideration paid to Southgold by Tranter Investments (Proprietary) Limited (“Tranter”), a black economic empowerment (“BEE”) company, (or any other BEE entity selected by the parties to the Option to Purchase Agreement) for the right to participate in the Burnstone Project. This amount would be at least South African Rand (“ZAR”) 15 million or 20% of the net present value of the Burnstone Project (determined by applying a discount rate of 9%), up to a maximum of ZAR 22.5 million;

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

(b)	to pay the following additional consideration to the Legacy Southgold Shareholders with respect to the Bankable Feasibility Study:

(i)

if the Bankable Feasibility Study on the Burnstone Project is completed at a cost of less than US$7.5 million the Company will issue to the Legacy Southgold Shareholders that number of common shares of the Company having a deemed value of US$1 per share that is equal to the difference between US$7.5 million and the actual cost of the Bankable Feasibility Study;

(ii)

if the Bankable Feasibility Study determines that the Burnstone Project has more than 3.5 million ounces of gold reserves, calculated in accordance with the Option to Purchase Agreement, the Company will issue to the Legacy Southgold Shareholders 500,000 common shares of the Company for each 500,000 ounces of additional reserves, up to a maximum of 1.5 million shares of the Company; and

(iii)

if, at the date of the Bankable Feasibility Study, the full mine and mill operating costs per ounce of gold production at the Burnstone Project are less than or equal to US$150, the Company will issue to the Southgold Shareholders 500,000 common shares of the Company.

The Company's mineral rights, other than those acquired from GFL and Randex (see (iii) below), are held under option with "old order" mineral right holders, the State, or Municipalities. The Company is in the process of converting the "old order" rights to "new order" rights. In the event that all mineral right options are exercised and the options are exercised at the very end of each contract, the maximum cost to the Company would be approximately ZAR 56 million (approximately $11 million). The Company may elect to exercise certain of the options before the end of each contract (when they are less expensive to exercise), or not at all, depending on future exploration program results.

(i)	Tranche One of the Southgold Option to Purchase Agreement

On April 30, 2003, the Company exercised tranche one of the Option to Purchase Agreement and acquired the right to 49% of the outstanding common shares of Southgold for payments totalling US$2 million ($2,768,990) cash and the issuance of 10 million Great Basin common shares and 5 million Great Basin share purchase warrants. The shares were valued at their quoted market value and the warrants were valued at their estimated fair value. A finder’s fee, to a maximum of US$1 million, was payable as the Company acquired Southgold and made expenditures on the Burnstone Gold Property. This finder's fee totalling US$1 million ($1,258,154) was paid in 2003 and was included in acquisition costs.

(ii)	Tranche Two of the Southgold Option to Purchase Agreement

On January 31, 2004, the Company exercised tranche two of the Option to Purchase Agreement and issued 11 million Great Basin common shares and 5.5 million Great Basin share purchase warrants to acquire the remaining 51% of the shares of Southgold. The shares were valued at their quoted market value and the warrants were valued at their estimated fair value.

The warrants were exercisable at US$0.75 for one year from the date of issuance and were subject to an accelerated expiry provision under certain circumstances. In January 2005, the 5.5 million share purchase warrants issued pursuant to this tranche were exercised by the warrant holders, for proceeds of US$4,125,000 ($5,018,062).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

As Southgold had no material assets or liabilities other than its interest in the Burnstone Gold Property, the consideration given for the shares of Southgold, including the future income tax effects, was allocated to mineral property acquisition costs.

The fair values of the share purchase warrants were estimated on the date of the exercise of each tranche using a Black-Scholes option pricing model with the following assumptions:

	Tranche two	Tranche one
	January 31, 2004	April 30, 2003
Risk free interest rate	3%	3%
Expected life	1.0 years	1.0 years
Expected volatility	78%	85%
Expected dividends	nil	nil
Exercise price	US$0.75	US$0.75
Market price	C$2.98	C$1.38

(iii)	Acquisition costs of mineral rights from GFL and Randex

On October 10, 2003, pursuant to a prospecting agreement (the “Prospecting Agreement”) dated October 17, 2000 between GFL Mining Services Limited (“GFL”), Randex Limited (“Randex”), and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex totaling 11,563 hectares within the Burnstone Property which were not covered under Southgold's then-existing rights, for ZAR 35 million ($6,695,598) subject to a net smelter return royalty ranging from 1% to 2% (tiered to the gold price), and payable to GFL. The Company funded Southgold's purchase of these rights. Current South African legislation abolishes private ownership of mineral rights (and, possibly, royalties which are bound up with those rights) and replaces them with a system vesting mineral tenure in the state. Under the terms of the Prospecting Agreement, in the event of a change in the mineral rights regime in South Africa, the parties agreed to negotiate amendments to the Prospecting Agreement, if possible without causing undue hardship to each of the parties.

(iv)	Heads of Agreement

Prior to the Company entering into the Option to Purchase Agreement, Southgold entered into a joint venture agreement (the “Previous Tranter Agreement”) with Tranter, whereby Tranter was granted an option, exercisable on completion of a Bankable Feasibility Study, to acquire a 20% participating interest in the Burnstone Project. One of the objectives of the Previous Tranter Agreement was to ensure fulfillment by the Company of the BEE ownership requirements in relation to the Burnstone Project under South Africa’s new mineral tenure legislation, which require participation by BEE entities (such as Tranter) in mineral projects as a condition of ongoing security of mineral tenure. The Previous Tranter Agreement was subject to the satisfaction by Tranter of certain conditions by March 31, 2003, which conditions were not met and, consequently the Previous Tranter Agreement expired.

On April 19, 2005, Tranter, Southgold and the Company signed an agreement (the “Heads of Agreement”), which created a new framework for the Company to fulfill the BEE ownership requirements in relation to the Burnstone Project. The Heads of Agreement set out the terms whereby Tranter may, subject to certain conditions, acquire an interest in Southgold. Such interest shall be acquired at a consideration yet to be determined. Completion of the transaction is subject to a number of conditions, including the negotiation of definitive agreements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

(v)	Puma Option

Puma Gold (Proprietary) Limited ("Puma") is a private South African company which holds prospecting and option contracts over four portions of the farm Doornhoek 577 IR located on the eastern edge of the Burnstone Property, of which one portion was dropped by the Company in October 2004. These options give Puma the right to explore and acquire certain mineral rights on this farm. Pursuant to the Option to Purchase Agreement, the Company agreed to fund 1,500 meters of exploration drilling and related assaying work and other direct exploration costs totaling US$100,000 ($120,000) on this property. To September 30, 2005, the exploration spending and drilling commitments had been met.

Upon completion of the required exploration work, the Company may acquire 100% of the shares of Puma by paying US$2 per proven, probable, and indicated ounce of gold (adjusted for mining and geological dilution) determined in a bankable feasibility study, to a maximum of US$500,000.

(c)	Casino Property

Whitehorse Mining District, Yukon, Canada

The Company owns a group of 161 mineral claims, some of which are subject to a 5% net profits from production royalty. During May 2000, the Company granted an option whereby Wildrose Resources Ltd., the optionee, could earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company’s 83 claims. Should the optionee acquire the 55 claims, the optionee would be subject to a further 5% net profits interest, payable to the Company.

On July 15, 2002, the Company agreed to option the Casino Property to CRS Copper Resources Ltd. ("CRS"), subject to existing net profits royalty agreements and the Wildrose option agreement on a portion of the Casino property. Under the terms of the agreement, Great Basin granted CRS an option (the "Option") to purchase 100% of Great Basin’s interest in the claims and interests comprising the property for $1,000,000, plus applicable taxes, payable at the option of CRS in cash or CRS common shares, provided that CRS shares are listed on a recognized stock exchange and have certain minimum trading volumes.

The Option may be exercised at any time from the date of the agreement to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. CRS was required to make interim option payments to Great Basin at the time that CRS is listed on a stock exchange, of warrants to purchase 100,000 shares for a period of two years at an exercise price which reflects the maximum discount for the prevailing CRS market price permitted by the policies of the relevant stock exchange. CRS would issue further warrants on each anniversary date thereafter to a maximum of warrants to purchase 300,000 CRS shares.

In June 2003, CRS listed on the TSX Venture Exchange under the name Lumina Copper Corp. ("Lumina") and accordingly, the Company received warrants to purchase 100,000 shares at an exercise price of $1.80 until May 23, 2005. These warrants were exercised by the Company in October 2003 and the related shares were then sold. In May 2004, the Company received warrants to purchase 100,000 shares at an exercise price of $5.80 until May 21, 2006. These warrants were recorded as investments with an estimated fair value of $271,000 (using expected volatility of 85%, risk free interest rate of 3%, dividends of nil, and a life of 2 years), with an offset to exploration expenses. In February 2005, these warrants were exercised by the Company and the related shares were sold.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

In March 2005, the Company received from Lumina a further 100,000 warrants to purchase 100,000 shares at an exercise price of $9.22 until March 14, 2007. These warrants were recorded as investments with an estimated fair value of $345,000 (using expected volatility of 77%, risk free interest rate of 3%, dividends of nil and a life of approximately 2 years), with an offset to exploration expenses.

In May 2005, Lumina completed a statutory plan of arrangement to reorganize Lumina into four separate companies (Regalito Copper Corp., Northern Peru Copper Corp., Lumina Resources Corp., and Global Copper Corp.), of which all except Global Copper Corp. are listed on the TSX Venture Exchange. Pursuant to the terms of the Lumina plan of arrangement, upon exercise of each warrant the Company will receive one common share of each of the four companies. The exercise price remains unchanged.

At September 30, 2005, the estimated fair value of the block of Lumina warrants was estimated at $300,000 (using expected volatility of 55%, risk free interest rate of 3%, dividends of nil and remaining life of approximately 1.5 years). Consequently, a write-down of $45,000 was recorded for the nine months ended September 30, 2005.

Lumina warrants:	Number of	Carrying
	warrants	value
May 2004	100,000	$271,000
Balance at December 31, 2004	100,000	271,000
Exercised, February 2005	(100,000)	(271,000)
Received, March 2005	100,000	345,000
Balance, March 31, 2005	100,000	345,000
Mark-to-market adjustment, June 30, 2005	–	(138,000)
Balance, June 30, 2005	100,000	207,000
Mark-to-market adjustment, September 30, 2005	–	93,000
Balance, September 30, 2005	100,000	$300,000

Lumina has the right to conduct exploration work on, or in respect of, the Casino Property at its cost, or to make payments in lieu to keep the property in good standing during the period of the Option. If Lumina elects to terminate the agreement without exercising the Option or allows it to lapse, Lumina must pay to Great Basin a "break fee" of $25,000, plus applicable taxes. If the Option is not exercised and is terminated, Lumina is required to pay Property holding costs for a minimum period of two years from the effective date of termination.

In the event the Option is exercised and a decision is made to put the Casino Property into commercial production, Lumina agreed to pay Great Basin $1 million, plus applicable taxes, in cash within 30 days of that decision.

(d)	Kirkland Lake Property
Ontario, Canada

In 1992, the future economic benefit of the Kirkland Lake property became uncertain, and while the property was not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written down to $1.

The Company continues to maintain the property in good standing.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

6.	Share capital

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b)	Issued and outstanding common shares

	Number of
	Shares	Amount
Balance, December 31, 2002	46,861,364	$66,757,818
Share purchase options exercised (note 6(c))	3,636,600	5,204,175
Fair value of stock options allocated to shares issued on exercise	–	430,000
Share purchase warrants exercised (note 6(d))	6,541,943	9,883,994
Private placement, January 2003, net of issue costs (note 6(e))	5,600,000	9,416,731
Shares issued for Burnstone Gold Property, May 2003
(note 5(b))	10,000,000	13,800,000
Balance, December 31, 2003	72,639,907	105,492,718
Fair value of stock options allocated to shares issued on exercise	–	239,915
Share purchase options exercised (note 6(c))	835,700	969,580
Share purchase warrants exercised (note 6(d))	2,137,772	3,859,240
Shares issued for Burnstone Gold Property, January 2004
(note 5(b))	11,000,000	32,780,000
Balance, December 31, 2004	86,613,379	143,341,453
Share purchase warrants exercised (note 6(d))	5,500,000	5,018,062
Warrants allocated to share capital on exercise	–	11,360,000
Balance, September 30, 2005	92,113,379	$159,719,515

(c)	Share option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on The Toronto Stock Exchange. Options can have a maximum term of ten years and typically terminate 30 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A new share option plan was approved by the Board and by the shareholders. The new share option plan (the "2005 Rolling Option Plan") is based on the maximum number of eligible shares equaling a rolling percentage of up to 12.5% of the Company's outstanding common shares, calculated from time to time. Pursuant to the 2005 Rolling Option Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, then the options available to grant under the plan increase proportionately.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

The continuity of share purchase options is as follows:

	Weighted		Contractual
	average		weighted average
	exercise	Number of	remaining life
	price	options	(years)
Balance, December 31, 2002	$1.24	6,650,100	2.38
Granted	$1.83	2,667,500
Exercised	$1.43	(3,636,600)
Balance, December 31, 2003	$1.39	5,681,000	2.20
Granted	$1.68	2,960,000
Exercised	$1.16	(835,700)
Cancelled	$2.61	(70,000)
Balance, December 31, 2004	$1.52	7,735,300	2.07
Granted	$1.15	785,000
Expired	$1.55	(1,391,300)
Cancelled	$2.22	(210,000)
Balance, September 30, 2005	$1.45	6,919,000	1.75

The exercise prices of all share purchase options granted during each year were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted for the three and nine months ended September 30, 2005 and 2004, which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004
Exploration
Engineering	$–	$258,822	$(9,843)	$258,090
Environmental, socioeconomic and land	–	(335)	–	38,384
Geological	2,142	339,043	2,048	452,935
Exploration	2,142	564,530	(7,795)	749,409
Operations and administration	121,411	1,277,510	90,528	1,692,612

Total compensation cost recognized in
operations, credited to contributed surplus	$123,553	$1,842,040	$82,733	$2,442,021

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

The weighted-average assumptions used to estimate the fair value of options granted during the respective periods were as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004
Risk free interest rate	3%	3%	3%	3%
Expected life	2.0 years	2.6 years	2.0 years	2.6 years
Expected volatility	55%	64%	55%	64%
Expected dividends	nil	nil	nil	nil

Options outstanding at September 30, 2005 are as follows:

		Number of	Number of
	Exercise	options	options
Expiry date	price	outstanding	exercisable
November 30, 2005	$2.50	580,000	580,000
November 30, 2005	$2.69	55,000	55,000
November 30, 2005	$2.76	65,000	65,000
January 10, 2006	$0.96	1,572,000	1,572,000
November 30, 2006	$1.59	180,000	180,000
November 30, 2006	$1.75	410,000	410,000
November 30, 2006	$1.62	100,000	100,000
September 28, 2007	$1.15	785,000	302,500
December 20, 2007	$1.17	1,072,000	1,072,000
December 19, 2008	$1.62	2,100,000	2,100,000
Total		6,919,000	6,436,500

Average option price		$1.45

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

(d)	Share purchase warrants

The continuity of the number of share purchase warrants is:

Financial statement note
reference	5(a)	6(e)	5(b)(i)	5(b)(ii)
Expiry date	August 2	January 30	April 30	January 31
	2004	2004	2004	2005
Exercise price	$1.55	$1.80	US$0.75	US$0.75	TOTAL
Balance, Dec. 31, 2002	1,000,000	–	–	–	6,742,327
Issued	–	3,304,000	5,000,000	–	8,304,000
Exercised	–	(1,416,228)	(5,000,000)	–	(6,541,943)
Expired	–	–	–	–	(5,616,612)
Balance, Dec. 31, 2003	1,000,000	1,887,772	–	–	2,887,772
Issued	–	–	–	5,500,000	5,500,000
Exercised	(250,000)	(1,887,772)	–	–	(2,137,772)
Expired	(750,000)	–	–	–	(750,000)
Balance, Dec. 31, 2004	–	–	–	5,500,000	5,500,000
Exercised	–	–	–	(5,500,000)	(5,500,000)
Balance, September 30, 2005	–	–	–	–	–

The continuity of warrants on the consolidated balance sheets is as follows:

Balance, December 31, 2002	$295,000
Changes during 2003
Warrants issued for Burnstone Gold Property (note 5(b)(i))	2,200,000
Exercised during 2003, credited to share capital	(2,200,000)
Balance, December 31, 2003	295,000
Changes during 2004
Exercised during 2004, credited to share capital	(73,750)
Expired during 2004, credited to contributed surplus	(221,250)
Warrants issued for Burnstone Gold Property (note 5(b)(ii))	11,360,000
Balance, December 31, 2004	11,360,000
Changes during 2005
Exercised during 2005, credited to share capital	(11,360,000)
Balance, September 30, 2005	$–

(e)	Private placement financing, January 2003

On January 30, 2003, the Company completed a private placement financing of 5,600,000 units at a price of $1.80 per unit. Each unit was comprised of one common share and one half of a common share purchase warrant. Each common share purchase warrant was exercisable for one common share at $1.80 per common share until January 30, 2004.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

In connection with the private placement, the Company granted to the agents an Option to purchase 336,000 units at $1.80 per unit until January 30, 2004. Upon exercise of the Option, the agents were issued a total of 336,000 common shares, and warrants to purchase an additional 168,000 common shares. All of these warrants had been exercised by January 2004.

(f)	Contributed surplus

The continuity of contributed surplus on the consolidated balance sheet is as follows:

Balance, December 31, 2002	$374,627
Changes during 2003
Non-cash stock-based compensation (note 6(c))	2,131,739
Share purchase options exercised, credited to share capital	(430,000)
Balance, December 31, 2003	2,076,366
Changes during 2004
Warrants expired unexercised	221,250
Non-cash stock-based compensation (note 6(c))	2,473,354
Share purchase options exercised, credited to share capital	(239,915)
Balance, December 31, 2004	4,531,055
Changes during 2005
Non-cash stock-based compensation (note 6(c))	82,733
Balance, September 30, 2005	$4,613,788

The components of contributed surplus are:

	September 30	December 31
	2005	2004
Fair value of warrants issued which expired unexercised	$221,250	$221,250
Accumulated stock-based compensation	5,062,453	4,979,720
Share purchase options exercised, credited to share capital	(669,915)	(669,915)
Total contributed surplus	$4,613,788	$4,531,055

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

7.	Related party balances and transactions

Related party balances receivable (payable)	September 30	December 31
	2005	2004
Hunter Dickinson Inc. (a)	$104,929	$4,350
Hunter Dickinson Group Inc. (b)	–	(3,424)
CEC Engineering Ltd. (c)	(27,417)	–

Reimbursement for third party	Three months ended		Nine months ended
expenses and services rendered	September 30		September 30
	2005	2004	2005	2004
Hunter Dickinson Inc. (a)	$233,200	$213,081	$793,516	$820,589
Hunter Dickinson Group Inc. (b)	3,200	6,400	9,600	9,600
CEC Engineering Ltd. (c)	25,623	21,139	147,491	77,801

Related party balances receivable (payable), which are non-interest bearing and are due on demand, are included in amounts receivable (accounts payable) on the consolidated balance sheets. Related party balances receivable arise from advances by the Company for normal course in-progress and near-term planned exploration and other work on the mineral properties.

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)	Hunter Dickinson Group Inc. is a private company with certain directors in common that provides consulting services to the Company.

(c)	CEC Engineering Ltd., is a private company owned by a director of the Company that provides engineering and project management services at market rates.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

8.	Income taxes

Substantially all of the difference between the actual income tax recovery and the expected income tax recovery based on statutory tax rates relates to the benefit of losses not recognized.

The estimated tax effect of the significant components within the Company’s future tax asset (liability) were as follows:

	September 30	December 31
	2005	2004
		(restated)
Future income tax assets
Mineral properties	$2,848,000	$2,763,000
Loss carry forwards	9,019,000	7,773,000
Equipment	83,000	81,000
Subtotal	11,950,000	10,617,000
Valuation allowance	(11,950,000)	(10,617,000)
Net future income tax asset	–	–
Future income tax liability
Mineral properties	(19,720,000)	(24,596,000)
Net future income tax asset (liability)	$(19,720,000)	$(24,596,000)

At December 31, 2004, the Company had available losses for income tax purposes in Canada totaling approximately $5.5 million (2003 – $6.9 million), expiring in various years from 2005 to 2011. The Company has available resource tax pools in Canada of approximately $7.4 million (2003 – $7.4 million), which may be carried forward and utilized to reduce future taxes related to resource income. Included in these resource tax pools is $2.9 million (2003 – $2.9 million) which is successored, and consequently can only be utilized from taxable income from specific mineral properties.

At December 31, 2004, the Company had net operating loss carry forwards for United States income tax purposes of approximately US$14.2 million (2003 – US$13.6 million) which, if not utilized to reduce United States taxable income in future periods, expire through the year 2022. These available tax losses may only be applied to offset future taxable income from the Company’s current United States subsidiaries. In addition, the Company has available resource tax pools in the United States of approximately US$3.6 million (2003 – US$3.6 million).

During the period ended September 30, 2005, the Company made certain retroactive adjustments to the estimates of its accounting and tax temporary differences. These adjustments resulted in revisions to its future income tax-related balances at December 31, 2004. The effect of these adjustments was to increase the future income tax liability, and deficit, at December 31, 2004 by $5,599,000, and to increase loss and loss per share for the year then ended by $5,599,000 and $0.06, respectively. There was no effect on the statement of cash flows. The effect of these adjustments on the nine months ended September 30, 2004 was to decrease the future income tax liability, and deficit, by $660,867 (three months ended September 30, 2004 – $2,859,000), and to decrease loss and loss per share for the nine months then ended by $660,867 (three months ended September 30, 2004 – $2,859,000) and $0.01(three months ended September 30, 2004 – $0.03), respectively. There was no effect on the statement of cash flows.

The future income tax liability arising from mineral properties is based substantially on South African rand-denominated assets and tax balances. The future income tax liability was reduced by $1,530,000 to reflect changes in tax rates and timing differences, and reduced by $3,346,000 to reflect changes in exchange rates, from December 31, 2004 to September 30, 2005, with the offset being charged to the statement of operations during the period.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

9.	Segment disclosure

The Company operates in a single reportable operating segment, the exploration and development of mineral properties.